

October 29, 2014

Via E-mail
T. Richard Riney, Esq.
Executive Vice President, Chief Administrative Officer,
General Counsel and Secretary
Ventas, Inc.
10350 Ormsby Park Place
Suite 300
Louisville, KY 40223

> **Re:** **Ventas, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 17, 2014**
> **File No. 333-198789**

Dear Mr. Riney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 3 – Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Income, page 111

1.   We note from your revised disclosure in footnote (P) that the weighted average useful life for in-place lease intangibles is 6.6 years and that amortization expense for the period ending December 31, 2013 is approximately $55.2 million, which represents approximately 30% of the acquired in-place lease intangibles based on the preliminary purchase price allocation. Please provide further details on how you calculated the amortization adjustment amounts for in-place lease intangibles for each period. In your response please explain in detail how you determined the value and the useful lives of the in-place lease intangibles and the basis for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or the undersigned at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant

cc: Robin Panovka